THE TOTAL NUMBER OF PAGES CONTAINED IN THIS REPORT IS 4.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2002

02045875

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of registrant's name into English)

Bandera 84, sixth floor, Santiago, Chile

(Address of principal executive offices)

PROCESSED
JUL 1 7 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.

NY3:#7295325v1

This report consists of a press release announcing the Company's second quarter 2002 consolidated volumes.

NY3:#7295325v1

2



CCU
COMPAÑIA CERVECERIAS UNIDAS S.A.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A.
ANNOUNCES SECOND QUARTER 2002 VOLUMES

(Santiago, Chile, July 5, 2002) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary second quarter 2002 consolidated volumes. The volume breakout by segment in hectoliters is as follows:

| | Second Quarter | | Year to Date | |
	Volume	% Change	Volume	% Change
Beer - Chile	606,595	-4.0%	1,693,649	0.5%
Soft Drinks	626,865	-7.6%	1,480,035	-3.6%
Nectars	64,678	24.9%	121,444	24.5%
Mineral Waters	125,167	4.3%	367,410	2.9%
Wine - Domestic	124,581	20.1%	235,503	38.6%
Wine - Export	128,494	14.2%	204,125	13.2%
Total Chile	**1,676,380**	**-1.3%**	**4,102,167**	**1.9%**
Beer - Argentina	261,828	3.2%	679,672	-9.9%
Wine Argentina	1,032	-57.4%	1,581	-56.7%
Total Argentina	**262,860**	**2.6%**	**681,252**	**-10.1%**
TOTAL	**1,939,241**	**-0.8%**	**4,783,419**	**0.0%**

CCU plans to release its consolidated second quarter results during the second week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the third-largest Chilean winery in the domestic market and the largest Chilean mineral water producer. The Company has licensing, distribution and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Cadbury Schweppes Plc., Guinness Brewing Worldwide Limited, PepsiCo Inc. and Watt's Alimentos S.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

By: _____
Patricio Jottar
Chief Executive Officer

Date: July 11, 2002